Consolidated Balance Sheets
	June 30,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$1,362,546	$2,366,885
Accounts receivable – net allowance of $89,400 (December 31, 2003 – $507,640)	3,669,855	4,053,451
Prepayments and deposits	608,153	399,767
Total current assets	5,640,554	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets – net (note 3)	919,010	1,097,585
Intangible assets – net (note 4)	1,185,579	587,720
Investment in significantly influenced company (note 5)	–	–
	$9,745,143	$10,505,408

L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y

Current liabilities
Accounts payable and accrued liabilities (note 11)	$3,374,066	$4,099,307
Deferred revenue	593,916	1,099,573
Notes payable (note 6)	1,000,000	1,000,000
Current portion of capital lease obligations	21,945	22,095
Total current liabilities	4,989,927	6,220,975
Capital lease obligations	14,205	3,340
	5,004,132	6,224,315

Contingent liabilities and guarantees (note 8)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 39,492,560 (2003 – 39,371,560)
issued and outstanding	96,380,831	94,713,461
Accumulated deficit	(90,895,843)	(89,692,897)
Accumulated other comprehensive loss	(743,977)	(739,471)
	4,741,011	4,281,093
	$9,745,143	$10,505,408
See accompanying notes to consolidated financial statements.

ZI CORPORATION 2004 9

Consolidated Statements of Loss and Deficit

Three Months Ended June 30 (unaudited) (United States of America Dollars)		2004	2003	2003
		US GAAP	US GAAP	CDN GAAP
			(note2)
Revenue
License and implementation fees	$	$ 3,311,669	$1,729,649	$1,729,649
Other product revenue		102,228	90,466	90,466
		3,413,897	1,820,115	1,820,115
Cost of sales
License and implementation fees		110,428	135,243	135,243
Other		22,669	4,483	4,483
		133,097	139,726	139,726
Gross margin		3,280,800	1,680,389	1,680,389
Operating expenses
Selling general and administrative		(2,242,699)	(2,058,522)	(2,058,522)
Litigation and legal (note 8)		(248,743)	(188,211)	(188,211)
Product research and development		(289,071)	(426,457)	(426,457)
Depreciation and amortization		(241,961)	(358,886)	(358,886)
Foreign exchange gain			–	21,426
Operating income (loss) before undernoted		258,326	(1,351,687)	(1,330,261)
Interest on long term debt		(3,640)	(2,947)	(2,947)
Other interest		(11,842)	(182,850)	(182,850)
Interest income and other income		11,264	7,769	7,769
Equity interest in loss of significantly influenced company (note 5)			–
Net income (loss)		254,108	(1,529,715)	(1,508,289)
Deficit, beginning of period		(91,149,951)	(87,883,866)	(64,348,494)
Deficit, end of period		$(90,895,843)	$(89,413,581)	$(65,856,783)
Earnings (loss) per share
Basic		$0.01	$(0.04)	$(0.04)
Diluted		$0.01	$(0.04)	$(0.04)
Weighted average common shares		39,492,560	38,197,409	38,197,409
Common shares outstanding, end of period		39,492,560	39,281,821	39,281,821

See accompanying notes to consolidated financial statements.

10 SECOND QUARTER INTERIM

Consolidated Statements of Loss and Deficit

Six Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Revenue
License and implementation fees	$6,282,280	$4,139,888	$4,139,888
Other product revenue	160,914	182,651	182,651
	6,443,194	4,322,539	4,322,539
Cost of sales
License and implementation fees	204,746	196,220	196,220
Other	44,408	18,077	18,077
	249,154	214,297	214,297
Gross margin	6,194,040	4,108,242	4,108,242

Operating expenses

Selling general and administrative	(5,513,736)	(4,182,401)	(4,182,401)
Litigation and legal (note 8)	(389,751)	(291,637)	(291,637)
Product research and development	(1,018,723)	(967,636)	(967,636)
Depreciation and amortization	(461,006)	(775,193)	(775,193)
Foreign exchange gain	–	–	84,813
Operating loss before undernoted	(1,189,176)	(2,108,625)	(2,023,812)
Interest on long term debt	(3,972)	(6,818)	(6,818)
Other interest	(26,767)	(553,497)	(553,497)
Interest income and other income	16,969	17,147	17,147
Equity interest in loss of significantly influenced company (note 5)	–	–	–
Net loss	(1,202,946)	(2,651,793)	(2,566,980)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,895,843)	$(89,413,581)	$(65,856,783)
Basic and diluted loss per share	$(0.03)	$(0.07)	$(0.07)
Weighted average common shares	39,394,876	38,089,761	38,089,761
Common shares outstanding, end of period	39,492,560	39,281,821	39,281,821
See accompanying notes to consolidated financial statements.

ZI CORPORATION 2004 11

Consolidated Statements of Cash Flows

Three Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Net cash flow used in operating activities:
Net income (loss)	$254,108	$(1,529,715)	$(1,508,289)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,638	(1,042)	(1,042)
Depreciation and amortization	241,961	358,885	358,885
Non-cash consultant compensation	12,715	–	–
Non-cash compensation expense	50,593	477,451	477,451
Non-cash interest expense	–	44,827	44,827
Decrease (increase) in non-cash working capital (note 11)	(478,485)	95,190	95,190
Cash flow from (used in) operating activities	83,530	(554,404)	(532,978)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,490,578	2,490,578
Issuance (settlement) of note payable	–	(3,270,000)	(3,270,000)
Payment of capital lease obligations	(9,008)	(29,891)	(29,891)
Cash flow from (used in) financing activities	(9,008)	(809,313)	(809,313)

Cash flow from (used in) investing activities:
Purchase of capital assets	(12,042)	(11,980)	(11,980)
Proceeds from capital dispositions	–	216	216
Software development costs	(866,804)	(166,869)	(166,869)
Cash flow from (used in) investing activities	(878,846)	(178,633)	(178,633)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,943)	21,426	–
Net cash outflow	(807,267)	(1,520,924)	(1,520,924)
Cash and cash equivalents, beginning of period	2,169,813	3,075,334	3,075,334
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410
Supplemental cash flow information
Cash paid for interest	$15,482	$140,970	$140,970
See accompanying notes to consolidated financial statements.

12 SECOND QUARTER INTERIM

Consolidated Statements of Cash Flows

Six Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Net cash flow used in operating activities:
Net loss	$(1,202,946)	$(2,651,793)	$(2,566,980)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,790	(1,042)	(1,042)
Depreciation and amortization	461,006	775,193	775,193
Non-cash consultant compensation	447,872	–	–
Non-cash compensation expense	1,017,451	477,451	477,451
Non-cash interest expense	–	95,344	95,344
Decrease (increase) in non-cash working capital (note 11)	(1,055,688)	192,920	192,920
Cash flow from (used in) operating activities	(329,515)	(1,111,927)	(1,027,114)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	202,047	2,733,759	2,733,759
Issuance (settlement) of note payable	–	(3,300,000)	(3,300,000)
Payment of capital lease obligations	10,715	(54,973)	(54,973)
Cash flow from (used in) financing activities	212,762	(621,214)	(621,214)
Cash flow from (used in) investing activities:
Purchase of capital assets	(12,896)	(12,138)	(12,138)
Proceeds from capital dispositions	–	2,667	2,667
Software development costs	(870,184)	(174,323)	(174,323)
Cash flow from (used in) investing activities	(883,080)	(183,794)	(183,794)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,506)	84,813	–
Net cash outflow	(1,004,339)	(1,832,122)	(1,832,122)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410
Non cash financing activity
Equipment acquired under capital lease	$29,188	$–	$–
Supplemental cash flow information
Cash paid for interest	$30,739	$464,971	$464,971

ZI CORPORATION 2004 13

Notes to the Consolidated Financial Statements
Three and Six Month Periods Ended June 30, 2004

1	NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at June 30, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were initially incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 10 includes explanations of significant differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

14 SECOND QUARTER INTERIM

	Three Months ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Other comprehensive income (loss)
Foreign currency gain (loss)	$(2,943)	$21,426	$(4,506)	$84,813
Other comprehensive income (loss)	(2,943)	21,426	(4,506)	84,813
Net income (loss) for the period	254,108	(1,529,715)	(1,202,946)	(2,651,793)
Comprehensive net loss for the period	$251,165	$(1,508,289)	$(1,207,452)	$(2,566,980)

Stock options and restricted stock units At June 30, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose proform a net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income (loss):
As Reported	$254,108	$(1,529,715)	$(1,202,946)	$(2,651,793)
Stock compensation expense	(624,307)	(884,303)	(1,191,685)	(1,607,701)
Pro forma net loss	370,199	(2,414,018)	(2,394,631)	(4,259,494)
Net loss per common share:
As Reported	$0.01	$(0.04)	$(0.03)	$(0.07)
Stock compensation expense	(0.02)	(0.02)	(0.03)	(0.04)
Pro forma net loss	(0.01)	(0.06)	(0.06)	(0.11)
Employee stock options issued during period	104,500	1,377,532	786,000	1,587,532
Weighted average fair value of options granted during the period	1.04	1.26	1.18	1.33

the foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Risk free interest rate	3.94%	3.862%	3.582%	3.849%
Expected life in years	5	4.7	5	4.452
Expected dividend yield	0%	0%	0%	0%
Volatility	46%	63%	45%	67%

ZI CORPORATION 2004 15

3	CAPITAL ASSETS
		Accumulated	Net book
	Cost	amortization	value
June 30, 2004
Computer and office equipment	$2,799,553	$1,982,912	$816,641
Leasehold improvements	227,478	125,109	102,369
	$3,027,031	$2,108,021	$919,010
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

4	INTANGIBLE ASSETS
		Accumulated	Net book
	Cost	amortization	value
June 30, 2004
Patent	$509,235	$250,525	$258,710
Software development costs	6,925,819	5,998,950	926,869
	$7,435,054	$6,249,475	$1,185,579
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	–
	$12,627,262	$12,039,542	$587,720

5	EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45% interest in MLG received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three and six month periods ended June 30, 2004 have not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

6	NOTES PAYABLE

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand loan (note 13).

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share. A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

16 SECOND QUARTER INTERIM

7	SHARE CAPITAL
Capital stock
	Shares		Additional
	outstanding	Amount	paid-in capital
Common shares outstanding – December 31, 2003	39,371,560	93,957,652	$755,809
Exercise of options	121,000	202,047	–
Issuance of RSU's	–	–	966,858
Issuance of non-employee stock options	–	–	435,157
Common shares outstanding – March 31, 2004	39,492,560	94,159,699	$2,157,824
Issuance of RSU's	–	–	50,593
Issuance of non-employee stock options	–	–	12,715
Common shares outstanding – June 30, 2004	39,492,560	$94,159,699	$2,221,132

Common share warrants

During the three and six month periods ended June 30, 2004, nil and 121,000 stock options were exercised for proceeds of nil and $202,047, respectively. During the three and six month periods ended June 30, 2004, 104,500 and 1,186,000 stock options, respectively, were granted by the Company and as at June 30, 2004, the Company has a total of 6,329,570 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $12,715 and $447,872 for the three and six month periods end June 30, 2004, respectively, calculated by using the Black-Scholes option pricing model.

During the three and six month periods ended June 30, 2004, nil and 250,000 RSU's were granted by the Company, respectively, for a total of 378,571 RSU's outstanding at June 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and six month periods ended June 30, 2004, as part of selling, general and administration expense, $50,592 and $1,017,450, respectively, of compensation expense related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At June 30, 2004, the Company had 500,000 share purchase warrants outstanding as a result of a June 19, 2003 private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of CDN$9,070,791 (note 13). Net proceeds include a non-cash charge of CDN$186,132 as a result of granting 218,182 stock options for services rendered related to this private placement by an agent, calculated by using the Black-Scholes option pricing model. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

ZI CORPORATION 2004 17

8	CONTINGENT LIABILITIES AND GUARANTEES

The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and the final installment of $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

9	SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

			Revenue
		License and	Software		Operating
	Three Months Ended June 30	implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$3,311,669	$–	$3,311,669	$1,306,026
	e-Learning	–	102,228	102,228	(255,337)
	Other	–	–	–	(792,363)
	Total	$3,311,669	$102,228	$3,413,897	$258,326
2003	Zi Technology	$1,729,649	$3,737	$1,733,386	$173,499
	e-Learning	–	86,729	86,729	(301,739)
	Other	–	–	–	(1,223,447)
	Total	$1,729,649	$90,466	$1,820,115	$(1,351,687)
	Six Months Ended June 30,
2004	Zi Technology	$6,282,280	$–	$6,282,280	$2,011,595
	e-Learning	–	160,914	160,914	(530,364)
	Other	–	–	–	(2,670,407)
	Total	$6,282,280	$160,914	$6,443,194	$(1,189,176)
2003	Zi Technology	$4,139,888	$3,737	$4,143,625	$417,508
	e-Learning	–	178,914	178,914	(576,770)
	Other	–	–	–	(1,949,363)
	Total	$4,139,888	$182,651	$4,322,539	$(2,108,625)

	June 30,	December 31,
Identifiable assets	2004	2003
Zi Technology	$4,840,983	$5,481,518
e-Learning	1,275,829	652,131
Other	3,628,331	4,371,759
Total	$9,745,143	$10,505,408
18 SECOND QUARTER INTERIM

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue
	License and	Software		Operating
Three Months Ended June 30	implementation fees	and other	Total	profit (loss)
2004 Canada	$1,551,848	$2,001	$1,553,849	$(144,317)
China	1,391,450	100,227	1,491,677	497,486
USA	368,371	–	368,371	(70,175)
Other	–	–	–	(24,668)
Total	$3,311,669	$102,228	$3,413,897	$258,326
2003 Canada	$566,569	$4,006	$570,575	$(1,442,742)
China	581,994	86,460	668,454	(215,357)
USA	581,086	–	581,086	342,662
Other	–	–	–	(36,250)
Total	$1,729,649	$90,466	$1,820,115	$(1,351,687)
Six Months Ended June 30,
2004 Canada	$3,140,561	$5,249	$3,145,810	$(1,682,727)
China	2,226,580	155,665	2,382,245	515,300
USA	915,139	–	915,139	54,739
Other	–	–	–	(76,488)
Total	$6,282,280	$160,914	$6,443,194	$(1,189,176)
2003 Canada	$1,321,226	$8,274	$1,329,500	$(2,261,022)
China	1,272,804	174,377	1,447,181	(449,910)
USA	1,545,858	–	1,545,858	664,026
Other	–	–	–	(61,719)
Total	$4,139,888	$182,651	$4,322,539	$(2,108,625)

			June 30,	December 31,
Identifiable assets			2004	2003
Canada			7,867,728	6,709,051
China			1,094,228	2,878,987
USA			648,072	764,637
Other			135,115	152,733
Total			9,745,143	10,505,408

10	SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such reclassification. This reclassification has no effect on net shareholders' equity as at December 31, 2003 and June 30, 2004.

ZI CORPORATION 2004 19

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	2004	2003	2004	2003
Net income (loss) as reported in accordance with US GAAP	$254,108	$(1,529,715)	$(1,202,946)	$(2,651,793)
Adjustments:
Foreign exchange gain (loss)	(2,943)	21,426	(4,506)	84,813
Stock option compensation expense	(404,042)	–	(1,157,131)	–
Total adjustments	(406,985)	21,426	(1,161,637)	84,813
Net loss under Canadian GAAP	$(152,877)	$(1,508,289)	$(2,364,583)	$(2,566,980)
Loss per share under Canadian GAAP	$(0.004)	$(0.04)	$(0.06)	$(0.07)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Weighted average number of shares	39,492,560	38,197,409	39,394,876	38,089,761

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 2), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation – prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation –Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

20 SECOND QUARTER INTERIM

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended	Six Months Ended
Compensation costs	June 30, 2003	June 30, 2003
Net loss	$(1,529,715)	$(2,651,793)
Add: Stock compensation expense	(884,303)	(1,607,701)
Net loss, pro forma	$(2,414,018)	$(4,259,494)
Basic net loss per share	$(0.04)	$(0.07)
Add: Stock compensation expense	(0.02)	(0.04)
Basic net loss per share, pro forma	$(0.06)	$(0.11)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Six Months Ended	Year Ended
Shareholders' equity	June 30, 2004	December31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued	202,047	566,871
Contributed surplus	1,465,323	2,982,055
Net loss	(1,202,946)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(757,595)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$1,410,164	$1,703,335

11	SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities				June 30, 2004	December31, 2003
Trade accounts payable				$423,305	$442,788
Litigation and legal				1,195,278	2,037,643
Compensation				1,263,676	1,118,735
Other accrued liabilities				491,807	500,141
Total				$3,374,066	$4,099,307

Non-cash working capital
The following balances are included as part of non-cash working capital:
	Three months Ended June 30,			Six months Ended June 30,
Non-cash working capital	2004		2003	2004	2003
Accounts receivable	$(99,478)	$	$ 527,989	$383,596	$306,106
Work-in-progress and inventory	–		33,719	–	33,642
Prepayments and deposits	64,657		(196,459)	(208,386)	55,198
Accounts payable and accrued liabilities	(305,205)		(482,406)	(725,241)	(529,348)
Deferred revenue	(138,459)		212,347	(505,657)	327,322
(Decrease) increase in non-cash working capital	$(478,485)	$	$ 95,190	$(1,055,688)	$192,920

ZI CORPORATION 2004 21

Earnings (loss) per share

The following table shows the computation of basic and diluted earnings per share:

Numerator:	Three Months Ended June 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share	$254,108
Denominator:
Weighted average shares outstanding for basic earnings per share	39,492,560
Effect of dilutive securities:
Stock options and RSU's	713,759
Share purchase warrants	79,832
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share	40,286,151

For the three and six month periods ended June 30, 2004, anti-dilutive stock options, warrants and performance based escrowed shares of 4,732,699 and 6,829,570, respectively, have been excluded in the calculation of diluted earnings (loss) per share. For the three and six month periods ended June 30, 2003, 6,121,677 have been excluded in the calculation of diluted loss per share.

12	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

13	SUBSEQUENT EVENTS

Private Placement

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of CDN$9,070,791. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. As part of the consideration for services rendered by an agent related to this private placement, the Company has granted 218,182 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised two years from the date of grant. The Company will account for these options in accordance with SFAS No. 123 and recognize as part of common share issue costs CDN$183,132, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Note Payable

On July 20, 2004, the Company repaid, in full, the outstanding note payable of $1,000,000 (note 6).

22 SECOND QUARTER INTERIM